UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

HOLOGIC, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

2.00% Convertible Senior Notes due 2043

(Title of Class of Securities)

436440 AG6

(CUSIP Number of Class of Securities)

John M. Griffin

General Counsel

Hologic, Inc.

250 Campus Drive, Marlborough, MA 01752

Tel: (508) 263-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Philip J. Flink, Esquire

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$244,456,360	$30,434.82
*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.00% Convertible Senior Notes due 2043 issued February 21, 2013 (the “Notes”), as described herein, is 100% of the accreted principal amount of the Notes as of December 15, 2017. As of November 14, 2017, there were Notes with an aggregate of $202,000,000 of original principal amount outstanding (an aggregate accreted principal amount of $244,456,360 as of December 15, 2017).
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $30,434.82	Filing Party: Hologic, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 14, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on November 14, 2017 (the “Schedule TO”) by Hologic, Inc., a Delaware corporation (the “Company”). The Schedule TO relates to the right of each holder (each a “Holder”) of the Company’s 2.00% Convertible Senior Notes due 2043 issued February 21, 2013 (the “Notes”) to require the Company to repurchase the Notes upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Notes, and the Company’s Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2043, dated November 14, 2017, filed as an exhibit to the Schedule TO (the “Put Right Notice”). The right of a Holder to require the Company to repurchase the Notes, as described in the Put Right Notice, is referred to as the “Put Option.”

The Notes were issued under an Indenture, dated as of December 10, 2007 (the “Base Indenture”), by and between the Company, as issuer, and Wilmington Trust Company, as trustee (the “Trustee”), as supplemented by the Fourth Supplemental Indenture, dated as of February 21, 2013 (the “Supplemental Indenture,” and together with the Base Indenture, the “Indenture”), by and between the Company and the Trustee.

This Amendment No. 1 includes only the items in the Schedule TO that are being amended. Unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. Capitalized terms used but not defined herein have the respective meanings given to such terms in the Put Right Notice. You should read this Amendment No. 1 together with the Schedule TO and the exhibits thereto and hereto.

This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at 5:00 p.m., New York City time, on Thursday, December 14, 2017 (the “Expiration Date”). Based on final information provided to the Company by the Trustee, Notes in an aggregate original principal amount of $6,095,000.00 were validly surrendered for repurchase and not withdrawn prior to the Expiration Date. The Company has accepted all of the tendered Notes pursuant to the terms of the Put Option. The consideration for the Notes accepted for repurchase will be paid by the Company to Wilmington Trust Company, as paying agent, which will allocate such funds to the Holders entitled thereto. The total consideration payable by the Company is $7,376,047.10.

Notes with respect to which the Put Option was not exercised prior to the Expiration Date (or with respect to which the Put Option was exercised and subsequently withdrawn prior to the withdrawal deadline) and that were not surrendered for conversion prior to the Conversion Deadline (5:00 p.m., New York City time, on Thursday, December 14, 2017), have been redeemed by the Company on December 15, 2017 (the “Redemption Date”) pursuant to the terms of the Indenture, the Notes and the Company’s Notice of Redemption to Holders of 2.00% Convertible Senior Notes due 2043, dated November 14, 2017. Following the Redemption Date, no Notes will remain outstanding.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2043, dated November 14, 2017, including form of Optional Put Repurchase Notice (previously filed with the Schedule TO on November 14, 2017).

(a)(1)(B)	IRS Form W-9 (previously filed with the Schedule TO on November 14, 2017).

(a)(5)	Press Release issued by the Company on November 14, 2017 (previously filed with the Schedule TO on November 14, 2017).

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 10, 2007, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 2007).

(d)(2)	Fourth Supplemental Indenture, dated as of February 21, 2013, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on February 21, 2013).

(d)(3)	Notice of Redemption to Holders of 2.00% Convertible Senior Notes due 2043, dated November 14, 2017 (previously filed with the Schedule TO on November 14, 2017).

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOLOGIC, INC.

By:	/s/ Robert W. McMahon
Name:	Robert W. McMahon
Title:	Chief Financial Officer

Date:	December 15, 2017